Exhibit 99.31

1  SIGMA LITHIUM ANNOUNCES SELECTION OF NASDAQ AS ITS U.S. MARKET  FOR ITS DUAL‐LISTING, PARTICIPATION AT UNITED NATIONS HIGH LEVEL  DIALOGUE ON ENERGY TRANSITION AND PROVIDES PRE‐CONSTRUCTION  UPDATE FOLLOWING RELEASE OF 2Q21 RESULTS    INVESTOR VIDEO CONFERENCE CALL  September 8, 2021 at 11:00 AM (EST)  Zoom video call registration link:  https://us06web.zoom.us/webinar/register/WN_b6lO9Yo3TjOlQT9XtJRx1g  Zoom ID:  865 1276 0999  Join by phone using the following dial in:  North America: +1 646 558 8656, UK: +44 203 481 5237, Brazil: +55 11 4680 6788    SUMMARY  • Sigma Lithium to join NASDAQ  • Company to present at United Nations High‐Level Dialogue for Energy 2021 Transition Conference  on Sept. 24 in New York  • Company on target to begin production in 2022 and achieve net zero carbon emissions ahead of  the targets announced by the United Nations for the Decade of Action Against Climate Change  • Investor call set for Sept. 8 at 11 a.m. EST  VANCOUVER, British Columbia, Sept. 2nd, 2021 (GLOBE NEWSWIRE) ‐‐ SIGMA Lithium Corporation (“Sigma” or the  “Company”) ( TSX‐V: SGMA ) ( OTC‐QB: SGMLF ) is pleased to report that it selected NASDAQ for its dual‐listing  in the United States and it will join the United Nations High‐Level Dialogue on Energy 2021 Transition that will  take place in tandem with the General Assembly opening week on September 24 in New York.  The Company is also pleased to announce the significant progress made during the period towards construction  of the plant and mine for phase 1 production (“Phase 1 Production”) of its Grota do Cirilo’s high grade lithium  project in Brazil (the “Project”).

2  SELECTION OF NASDAQ FOR DUAL‐LISTING  • The Company has selected Nasdaq as its U.S. market for its dual‐listing venue, in order to increase access  to U.S. capital markets, while adhering to one of the highest levels of global corporate governance,  transparency and diversity in the world.  o The  Company  is  pleased  to  report  that  its  corporate  policies  and  Board  of  Directors  are  fully  compliant with required Nasdaq and SEC governance standards, including diversity recommendation  of 40% of representatives of women and minorities.  ENVIRONMENTAL, SOCIAL AND GOVERNANCE  • The Company will join the United Nations High‐Level Dialogue on Energy 2021 Transition that will take  place in tandem with the General Assembly opening week on September 24 in New York.   • The Company has demonstrated its alignment with the Paris Climate Accord and has targeted to reach  net zero carbon emissions after its second year of production in 2024.  o 26 years ahead of U.N targets for Net Zero emissions in 2050 and six years ahead of U.N Decade of  Action targets outlined at 2030 Agenda for Sustainable Development and the Paris Agreement on  climate change.  o Brazil is one of the 10 Global Champions on Energy Transition for the UN High‐Level Dialogue on  Energy 2021 together with Denmark, Germany, United Kingdom, amongst others.    • The Company’s humanitarian relief initiative for the population living in extreme vulnerability at the Vale  do Jequitinhonha (including distributing medical facilities supplies and meals) has been replicated by the  local business community, in a pioneering demonstration of social entrepreneurship by the Rotary Club  of Araçuai.  PHASE 1 PRE‐CONSTRUCTION  The Company has reported unaudited financial and operating results for the second quarter ended June 30, 2021  (“2Q21”) including a comprehensive technical, operational and corporate update to August 30, 2021, detailing  the significant progress made during the period towards Phase 1 Production of its Project.   Both the financial statements and an MD&A are available on SEDAR (www.sedar.com) and on the Company’s  corporate  website  at  the  following  links:  https://www.sigmalithiumresources.com/wp‐ content/uploads/2021/09/Sigma‐FS‐Q2‐2021‐Final.pdf  and  https://www.sigmalithiumresources.com/wp‐ content/uploads/2021/09/Sigma‐MDA‐Q2‐2021‐final.pdf.   Highlights include:  PLANT PRE‐CONSTRUCTION  • All detailed engineering and preparation for civil construction workstreams continued to advance on  schedule and on budget.

3  • First milestones of construction were achieved.  o Completed clearing, grubbing and topsoil removal for the plant.  o Completed the final geotechnical model on the plant site, concluding design and calculations of the  civil foundations and total volumes for the bulk earth moving (cut and infill).  .. Contracts for bulk earthworks are in the bidding phase and are to be awarded by the third  quarter of 2021.  o Completed detailed topographic survey for both plant and non‐plant area to optimize layout design,  minimizing excavation.   .. Building a detour road around the construction site for public vehicles.  o Completed both the final geotechnical and hydrogeological models as well as the analysis for the two  pits of the Project’s first mine (the “First Mine”).  • Appointed Promon Engenharia, a Brazilian engineering and construction company, to join Australian  Primero Engineering to complete detailed engineering and manage civil construction.  • All design‐related activities of the production plant for the First Mine (the “Production Plant”) were  completed to include consideration for a future parallel production plant for the Second Mine.   o Key items completed: process plant preliminary design, layout and 3D modeling, standard drawings  and packages and associated  workstreams relating to mechanical, piping, concrete & structural,  electrical, instrumentation and controls.  • The Company is finalizing an updated project execution plan to augment construction readiness.   ESG‐CENTRIC DEVELOPMENT AND OPERATIONS OF FIRST MINE  • The Company has also completed the final optimized design of the two pits and waste piles of the First  Mine (with final operating parameters: berm, ramp, ultimate wall slope angles). Designed the ROM pad  for Production Plant together with Promon.  o A key element of the environmental strategy for Production Phase 1 was the decision to open the  First Mine as two separate pits to preserve the Piauí River’s seasonal “stream” and its surrounding  ecosystems.   o Optimized pits for the First Mine have the benefit of additionally enhancing the life cycle analysis of  the Project by substantially decreasing its carbon footprint by:   .. Decreasing the vegetation suppression of trees in the construction of the pit.   .. Segregating the piles of mined waste and processed tailings with the goal of potentially  recycling the tailings into ancillary industries, promoting a circular economy.  • Developed  a  comprehensive  grade  control  program  utilizing  geostatistical  methods  to  ensure  feed  grades are maintained within the expected range. The proposed grade control system will be designed  to minimize schist waste rock dilution with the pegmatite ore recovery at the pit.  CAPEX & BUDGET   • An updated  capital expenditure (“Capex”) budget  with increased accuracy is in progress, with “firm  quotes” for ~70% of construction items.

4  o The Company intends to start placing orders for long‐lead items during the third quarter of 2021,  reserving manufacturing slots with vendors whose equipment is on a critical path for construction.   o The contracts for earth moving and civil construction and the orders for long lead equipment items  will be funded with existing cash earmarked for construction.  o The Company has also formulated a procurement strategy to derive maximum Capex effectiveness.  Appointed TSX Advisors Ltda., specializing in domestic and global procurement, including equipment  and import logistics to Brazil.  PHASE 2 FEASIBILITY STUDY UPDATE  • The  Company  has  significantly  advanced  its  feasibility  study  for  the  Phase  2  Production  (“Phase 2 Production”), contemplating potentially doubling the Project’s total capacity to 440,000 tons  per year.  • The Company and Primero completed all the metallurgical and variability pre‐feasibility test work at SGS  Lakesfield  in  Canada  with  the  aim  of  customizing  a  flowsheet  to  process  the  spodumene  from  the  Project’s second mine (“Second Mine”).  o The  DMS  metallurgical  testing  (pilot  plant  scale)  achieved  remarkable  60.7%  Li2O  recoveries,  producing a battery grade concentrate of 6.11% Li2O.  o High recoveries are a result of the Second Mine having exceptional mineralization, similar to the First  Mine, with large crystals of coarse spodumene.  o The results demonstrate that the spodumene from the Second Mine can be successfully processed  in an environmentally friendly DMS plant, with similar flowsheet to the Production Plant for the First  Mine  (without  requiring  a  significantly  more  capital‐intensive  and  less  environmentally  friendly  flotation process).  • The Company completed all field work for the preparation of Phase 2 Production pre‐feasibility study,  including geotechnical drilling and hydrogeological analysis.  • Additional drilling continues on the Second Mine seeking to both increase the mineral resource and to  strengthen the geological data for the reserve block model (mining plan design).   o The Company is currently working on the mining plan and final geotechnical modelling of the Second  Mine.  • The Company completed a preliminary economic assessment for Phase 2 Production, projecting mining  an average of 1.68Mt per year during approximately 12.7 years of projected mine life, which was included  in an updated feasibility study report filed on SEDAR on July 15, 2021.  o Projects significant economies of scale for Phase 2 Production, expected to result from the low Capex  of adding a second environmentally‐friendly processing line and vertically integrating it to the Second  Mine and to the Production Plant.

5  PHASE 3 EXPLORATION & DEVELOPMENT OF OTHER DEPOSITS WITHIN THE PROJECT  AREA  • The Company is accelerating its exploration activities in the areas covered by its portfolio of mineral  rights to rapidly increase the scale of the Project’s estimated mineral resources by the first quarter of  2022 with the goal to further:  o Increase the Projected mine life at the expanded production levels of 440,000 tons per year during  Phase 1 and 2 productions.  o Increase production output after 2024 in a third production phase should EV penetration growth  continue to accelerate, and lithium demand forecasts continue to demonstrate strength.   o Determine the ultimate potential of the Project’s mineralization while demonstrating its uniqueness  and high quality.   CORPORATE SUMMARY UPDATE  • The Company maintains adequate liquidity and rigorous financial discipline. As of August 30, 2021, the  Company has $37.6 million (US$29.7 million) in cash and cash equivalents, out of which approximately  $34.4 million (US$28 million) is held in a construction‐segregated savings account (not subject to any  restrictions and readily available for disbursement).  o The Company expects to have sufficient liquidity to conduct pre‐construction activities as well as  finance all of the ongoing workstreams contemplated by the Company's strategy to accelerate the  development of Phase 2 Production.  • In August 2021, the Company was selected to represent Brazil as a delegate at the global meetings of the  International Organization for Standardization (ISO), in the technical committee for lithium (TC 333) to  promote the standardization in the field of lithium mining, concentration, extraction, separation and  conversion.  • Consistent  with  its  retention  policies  to  manage  human  capital  as  well  as  with  its  ethos  of  aligning  incentives  amongst  all  stakeholders  and  shareholders,  most  of  the  compensation  of  the  Company’s  Board of Directors is equity‐based.  o The  Company  granted  an  aggregate  of  739,000  Restricted  Share  Units  to  Directors.  Ana  Cabral‐ Gardner and Calvyn Gardner were not awarded equity compensation.  COVID‐19  • The Company continues to conduct all activities with strict COVID‐19 protocols in place for access to the  construction site in light of the “Delta Variant”.   o The Company is pleased to report that its personnel on site did not suffer any infections during  2Q21 to date.  o The town of Itinga, where Sigma is headquartered, kindly extended its vaccination program to  Sigma employees, demonstrating the strength of the host community’s support to the Company.

6  ABOUT SIGMA LITHIUM  Sigma is a Canadian company developing, with an environmental sustainably ESG focused strategy, the largest  hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil. The  Company has been producing low carbon high purity lithium concentrate at an on‐site demonstration pilot plant  since  2018.  This  pilot  production  has  been  an  important  part  of  the  successful  commercial  strategy  of  the  Company, shipping samples of its low carbon “green & sustainable” high purity lithium to leading global potential  customers, for product certification and testing, with the goal of participating in the rapidly expanding electric  vehicle (“EV”) supply chain.   The Company is in pre‐construction and detailed engineering of an environmentally friendly, fully automated,  dense media separator (“DMS”) production plant, that will apply proprietary algorithms to digitally control the  dense media. The production plant will be vertically integrated into the Company’s mining operations, exclusively  utilizing  as  feedstock  the  high  purity  spodumene  ore  with  exceptional  mineralogy  from  the  Project.  The  production  plant  will  process  the  spodumene  ore  into  a  high  purity  6%  battery‐grade  lithium  concentrate  engineered to the specifications of its customers in the lithium‐ion battery supply chain for EVs.   The  Company  continues  to  demonstrate  its  commercial  and  market  relevance  by  significantly  advancing  its  strategic goals on three fronts: near‐term production scheduled for 2022, completing the studies for the viability  of production expansion contemplated for 2023, and the determination of the ultimate extent and unique high‐ purity quality of mineral resources at the Company’s wholly‐owned Grota do Cirilo Project, all while maintaining  its strategic leadership in ESG in the lithium supply chain.  In order to secure a leading position supplying the clean mobility and green energy storage value chains, the  Company has adhered consistently to the highest standards of ESG practices, which were established as part of  its core purpose at inception in 2012. The production process will be powered by clean energy and the Company  will  use  state‐of‐the  art  water  recirculation  circuits  in  its  processing  combined  with  dry  stacking  tailings  management. The DMS process of the production plant does not utilize hazardous chemicals, as a result its tailings  are 100% recyclable into ancillary industries, such as ceramics.  FOR ADDITIONAL INFORMATION PLEASE CONTACT  Daniel Abdo   (Sao Paulo) +55 11 2985‐0089  daniel.abdo@sigmaca.com  ir@sigmaca.com  Vitor Ornelas   (Sao Paulo) +55 11 2985‐0089  vitor.ornelas@sigmaca.com    Sigma Lithium    @sigmalithium    @SigmaLithium    FORWARD‐LOOKING STATEMENTS  This news release includes certain "forward‐looking statements" under applicable Canadian securities legislation including statements  relating to the ultimate duration, impact and severity of the COVID‐19 pandemic (including its impact on financial markets and national  and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for  lithium products) and other forward‐looking statements. Forward‐looking statements are necessarily based upon a number of estimates  and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may  cause the actual results and future events to differ materially from those expressed or implied by such forward‐looking statements. All  statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may  occur are forward‐looking information, including statements regarding the potential development of resources and drilling plans which may

7  or may not occur. Forward‐looking statements and information contained herein are based on certain factors and assumptions regarding,  among other things, the ability to complete the Annual Filings and Interim Filings; the market price of the Company's securities, metal prices,  exchange rates, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the  availability of financing, the receipt of regulatory approvals, environmental risks, title disputes, litigation risks, failure of plant, equipment  or processes to operate as anticipated, accidents, labour disputes, claims and limitations on insurance coverage and other risks of the mining  industry, changes in national and local government regulation of mining operations, and regulations and other matters including the COVID‐ 19 pandemic. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ  materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward‐looking statements.  The  Company  disclaims  any  intention  or  obligation  to  update  or  revise  any  forward‐looking  statements,  whether  as  a  result  of  new  information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that  could cause our actual results to differ from current expectations, please refer to our public filings available at www.sedar.com.    Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture  Exchange) accepts responsibility for the adequacy or accuracy of this news release.